Filed Pursuant to Rule 424(b)(2)
Registration No. 333-195979

Prospectus Supplement

(To Prospectus dated May 30, 2014)

Public Service Company of New Mexico

$250,000,000

3.850% Senior Unsecured Notes due 2025

Interest payable February 1 and August 1

Issue Price: 99.722%

The notes will mature on August 1, 2025. Interest will accrue from August 11, 2015. We may redeem the notes in whole or in part at any time at the redemption prices described herein. See “Description of the notes—Optional redemption.”

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

See “Risk factors” beginning on page S-5 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to public	Underwriting discounts	Proceeds to us before expenses

Per Note	99.722%	0.650%	99.072%

Total	$249,305,000	$1,625,000	$247,680,000

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 11, 2015.

Joint Bookrunners

J.P. Morgan	MUFG
KeyBanc Capital Markets	RBC Capital Markets

Co-Managers

Citigroup	Morgan Stanley	SunTrust Robinson Humphrey	US Bancorp

August 6, 2015

i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where you can find more information” herein. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “PNM,” “we,” “our” and “us” refer to Public Service Company of New Mexico. Unless otherwise indicated, financial information included or incorporated by reference herein is for PNM and its subsidiaries on a consolidated basis.

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before making an investment decision.

The company

General

We are a public utility company organized under the laws of the State of New Mexico with regulated operations primarily engaged in the generation, transmission and distribution of electricity in New Mexico and to certain wholesale customers in New Mexico and Arizona. PNM is a wholly-owned subsidiary of PNM Resources, Inc. (“PNMR”), an investor-owned holding company of regulated utilities providing electricity and electric services in New Mexico and Texas.

Corporate information

Our principal executive office is located at 414 Silver Ave. SW, Albuquerque, New Mexico 87102-3289, and our telephone number is (505) 241-2700. We also maintain a website at www.pnm.com. Our website and the information contained therein are not part of this prospectus supplement.

The notes offering

Issuer	Public Service Company of New Mexico.

Securities	$250,000,000 aggregate principal amount of 3.850% Senior Unsecured Notes due 2025.

Denominations	The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Maturity date	August 1, 2025.

Interest rate	3.850% per year.

Interest payment dates	We will pay interest in arrears each February 1 and August 1, beginning February 1, 2016.

Mandatory redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes.

Optional redemption	We may redeem the notes at our option on any date that is prior to May 1, 2025 (three months prior to the maturity date), at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on May 1, 2025 but for the redemption (not including any amounts accrued as of the applicable redemption date), discounted to the applicable redemption date plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date.

In addition, we may redeem the notes on or after May 1, 2025 (three months prior to the maturity date), at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed on the redemption date, plus accrued and unpaid interest on the notes to the redemption date.

See “Description of the notes—Optional redemption” in this prospectus supplement and under “Description of Senior Unsecured Notes—Redemption” in the accompanying prospectus.

Ranking

The notes will be our senior and unsecured obligations and will rank equally in right of payment with all our existing and future senior and unsecured debt and will be effectively subordinated to the claims of holders of any future secured debt with respect to the collateral securing such claims. The notes will be senior in right of payment to any future subordinated unsecured debt that we may incur. As of June 30, 2015, we had $1,566.8 million aggregate principal amount of short-term and long-term unsecured debt and no secured debt outstanding. See “Description of the notes—Ranking” below.

Certain covenants	The indenture that will govern the notes limits our ability, among other things:

•	to create liens without equally and ratably securing the notes; and

•	to engage in certain sale/leaseback transactions.

The indenture also limits our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of Senior Unsecured Notes—Restrictions on Liens,” “Description of Senior Unsecured Notes—Restrictions on Sale and Lease-Back Transactions” and “Description of Senior Unsecured Notes—Restrictions on Mergers and Sale of Assets” in the accompanying prospectus.

Use of proceeds	We will use the net proceeds from this offering (i) to repay our existing $175 million term loan with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “PNM 2014 Term Loan”), (ii) to repay outstanding borrowings under our existing $400 million unsecured revolving credit facility (the “PNM Revolving Credit Facility”), (iii) to repay outstanding borrowings under our existing $50 million unsecured revolving credit facility (the “PNM New Mexico Credit Facility”), (iv) to repay outstanding borrowings under our intercompany loan agreement with PNMR (the “Intercompany Loan”) and (v) for other utility financing purposes. See “Use of proceeds” below.

Conflicts of interest	Affiliates of certain of the underwriters in this offering will receive more than 5% of the net proceeds of this offering in connection with the repayment of the PNM 2014 Term Loan and the repayment of outstanding borrowings under the PNM Revolving Credit Facility and PNM New Mexico Credit Facility. See “Use of Proceeds” below. Accordingly, this offering is being made in compliance with the Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Because the notes to be offered will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Any such underwriter will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Risk factors

Before you invest in our notes, you should carefully consider the risk described below and the risks set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement. See also “Where You Can Find More Information” about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus supplement. If any of the risks actually occur, our business, financial condition, results of operations and cash flows could be harmed.

The notes have no established trading market or history, and liquidity of trading markets for the notes may be limited.

The notes will constitute a new issue of securities with no established trading market. Although the underwriters have indicated that they currently intend to make a market in the notes, they are not obligated to do so, and any of their market-making activities may be terminated or limited at any time without prior notice. In addition, we do not intend to apply for a listing of the notes on any national securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of, and market for, the notes independent of our financial performance or prospects.

Special note regarding forward-looking statements

This prospectus supplement contains or incorporates by reference “forward-looking statements,” which you can generally identify by our use of forward-looking words including “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “anticipate,” “might” or “plan” or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. These forward-looking statements relate to future events or our expectations, projections, estimates, intentions, goals, targets, and strategies and are made pursuant to the Private Securities Litigation Reform Act of 1995. You are cautioned that all forward-looking statements are based upon current expectations and estimates, and we assume no obligation to update this information.

Because actual results may differ materially from those expressed or implied by these forward-looking statements, we caution you not to place undue reliance on these statements. Our business, financial condition, cash flows, and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include, without limitation:

•

Our ability to recover costs and earn allowed returns in regulated jurisdictions, including the impact of federal or state regulatory action with regard to the proposed early retirement of San Juan Generating Station (“SJGS”) Units 2 and 3;

•

Uncertainty regarding obtaining required regulatory approvals of the final restructuring, coal supply, and related agreements for SJGS, which are necessary for operational and future environmental compliance matters, in order for the agreements to become effective, as well as the closing of the sale of San Juan Coal Company;

•

Uncertainty surrounding the status of our participation in jointly-owned generation projects resulting from the scheduled expiration of the operational agreements for SJGS and the Four Corners Generating Station, as well as the currently effective coal supply agreement for SJGS;

•

The impacts on the electricity usage of customers and consumers due to performance of state, regional, and national economies, mandatory energy efficiency measures, weather, seasonality, alternative sources of power, and other changes in supply and demand, including the failure to maintain or replace customer contracts on favorable terms;

•

State and federal regulation or legislation relating to environmental matters, including the Revised State Implementation Plan for SJGS’s compliance with the Clean Air Act, the resultant costs of compliance, and other impacts on the operations and economic viability of PNM’s generating plants;

•	Our ability to successfully forecast and manage operating and capital expenditures;

•	The risks associated with completion of generation, transmission, distribution, and other projects;

•

Physical and operational risks related to climate change and potential financial risks resulting from climate change litigation and legislative and regulatory efforts to limit greenhouse gas emissions;

•

Uncertainty regarding the requirements and related costs of decommissioning power plants and reclamation of coal mines supplying certain power plants, as well as the ability to recover those costs from customers;

•

The performance of generating units, transmission systems, and distribution systems, which could be negatively affected by operational issues, fuel quality, unplanned outages, extreme weather conditions, terrorism, cybersecurity breaches, and other catastrophic events;

•	Employee workforce factors, including issues arising out of collective bargaining agreements and labor negotiations with union employees;

•	Variability of prices and volatility and liquidity in the wholesale power and natural gas markets;

•

Changes in price and availability of fuel and water supplies, including the ability of the mines supplying coal to our coal-fired generating units and the companies involved in supplying nuclear fuel to provide adequate quantities of fuel;

•	Changes in technology, particularly with respect to new and alternative sources of energy, smart grid technology, and cybersecurity;

•	State and federal regulatory, legislative, and judicial decisions and actions on ratemaking, tax, and other matters;

•	Regulatory, financial, and operational risks inherent in the operation of nuclear facilities, including spent fuel disposal uncertainties;

•	Adverse outcomes of legal or regulatory proceedings, including the extent of insurance coverage;

•	Our ability to access the financial markets, including disruptions in the credit markets, actions by ratings agencies, and fluctuations in interest rates;

•	The risk that rulemakings by the Federal Energy Regulatory Commission may negatively impact the operation of our transmission system;

•	The impacts of decreases in the values of marketable equity securities maintained to provide for decommissioning, reclamation, pension benefits, and other postretirement benefits;

•	Commodity and counterparty credit risk transactions and the effectiveness of risk management; and

•	Changes in applicable accounting principles or policies.

Use of proceeds

We expect to use the net proceeds from this offering to (i) repay all of the outstanding borrowings under the $175.0 million PNM 2014 Term Loan, (ii) repay, as soon as practicable, all of the outstanding borrowings under the PNM Revolving Credit Facility, (iii) repay, as soon as practicable, all of the outstanding borrowings under the PNM New Mexico Credit Facility, and (iv) repay all of the outstanding borrowings under the Intercompany Loan, and to use any remaining portion of the net proceeds for other utility financing purposes. The PNM 2014 Term Loan bears interest at a variable rate, which was 1.14% as of July 31, 2015. Our outstanding borrowings under the PNM Revolving Credit Facility and PNM New Mexico Credit Facility as of July 31, 2015 were $40.0 million and $20.0 million, respectively. As of July 31, 2015, the weighted average interest rate for each of these facilities was 1.44%. As of July 31, 2015, borrowings of $5.8 million at a weighted average interest rate of 1.04% were outstanding under the Intercompany Loan. The PNM 2014 Term Loan, PNM Revolving Credit Facility and PNM New Mexico Credit Facility will mature on September 4, 2015, October 31, 2019 and January 8, 2018, respectively (subject, in the case of the PNM Revolving Credit Facility, to a one-year extension option). Amounts borrowed under the facilities and loans referenced above were used to repay our previously outstanding indebtedness and for general corporate purposes.

Affiliates of certain of the underwriters are currently agents and/or lenders under the PNM 2014 Term Loan, PNM Revolving Credit Facility and PNM New Mexico Credit Facility and, accordingly, will receive a portion of the proceeds from this offering. See “Underwriting—Conflicts of interest.”

Ratio of earnings to fixed charges

The following table shows our ratio of earnings to fixed charges(1) for the periods indicated:

Six months ended June 30, 2015(2)	Year ended December 31,
	2014(3)	2013(3)	2012	2011(4)	2010

2.09	2.60	2.55	2.56	2.12	2.15

(1)	For the purpose of computing the ratios of earnings to fixed charges, “earnings” represent (i) pretax income from continuing operations before adjustment for non-controlling interests, and (ii) fixed charges as below, less (A) interest capitalized and (B) non-controlling interest. “Fixed charges” include (i) interest expensed and capitalized, (ii) amortization of premiums, discounts and expenses related to indebtedness, and (iii) estimated interest factor of lease rental charges.

(2)	Earnings (loss) from continuing operations before income taxes and non-controlling interest for the six months ended June 30, 2015 includes a pre-tax loss $1.7 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.13.

(3)	Earnings (loss) from continuing operations before income taxes and non-controlling interest for the years ended December 31, 2014 and December 31, 2013 include pre-tax losses of $1.1 million and $12.2 million due to the write-off of regulatory disallowances. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014 and 2.70 for 2013.

(4)	Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.

Capitalization

The following table shows our capitalization at June 30, 2015 on an actual basis and as adjusted to reflect this offering and application of the estimated net proceeds, after subtracting the underwriting discount and the estimated expenses of the offering, as described in “Use of proceeds.” You should read this table together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	June 30, 2015
	Actual	As adjusted

	(in thousands)
Cash and cash equivalents(1)	$3,550	$24,410

Capitalization
Short-term debt	$51,100	$—

Long-term debt:
Notes offered hereby	—	250,000
Other long-term debt	1,515,870	1,340,870
Unamortized discounts	(194)	(889)

Total long-term debt	1,515,676	1,589,981

Cumulative preferred stock	11,529	11,529
Total common stockholder’s equity	1,272,157	1,272,157

Total capitalization	$2,850,462	$2,873,667

(1)	For purposes of this table, cash and cash equivalents has been adjusted to include application of the estimated net proceeds from this offering, after subtracting the underwriting discount and the estimated expenses of the offering, in excess of the amount of the PNM 2014 Term Loan and the amount of the outstanding borrowings under the PNM Revolving Credit Facility and PNM New Mexico Credit Facility as of June 30, 2015. However, as described in “Use of proceeds,” proceeds remaining after the repayment of the PNM 2014 Term Loan will be used to repay outstanding borrowings at the time of such repayment under the PNM Revolving Credit Facility, PNM New Mexico Credit Facility and Intercompany Loan. As of July 31, 2015, the outstanding borrowings under the PNM Revolving Credit Facility, PNM New Mexico Facility and Intercompany Loan were, in the aggregate, $65.8 million.

Liquidity and capital resources

Statements of cash flows

The information set forth below should be read together with the Consolidated Statements of Cash Flows in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2015, incorporated by reference herein. Certain of the tables presented in this section may not appear visually accurate due to rounding. The changes in our cash flows are summarized as follows:

				Year ended December 31,
				2014/2013	2013/2012
	2014	2013	2012	Change	Change

					(In millions)
Net cash flows from operating activities	$299.1	$260.5	$268.4	$38.6	$(7.9)
Net cash flows from investing activities	(341.7)	(223.6)	(180.4)	(118.1)	(43.2)
Net cash flows from financing activities	68.0	(40.8)	(96.4)	108.8	55.6

Net change in cash and cash equivalents	$25.5	$(3.9)	$(8.3)	$29.4	$4.4

The changes in cash flows from operating activities primarily relate to rate increases and income tax refunds received of $0.2 million in 2014 compared to refunds of $77.4 million in 2013 and $63.1 million in 2012. Contributions to our pension and other postretirement benefit plans (“OPEB”) of $5.0 million in 2014 compared to $65.1 million in 2013 and $82.7 million in 2012 also contributed to operating cash flow changes. These increases were offset by refunds of $15.2 million made to customers related to the settlement of our transmission rate case in 2013, as well as governmental grants of $21.6 million we received in 2012 and lower retail load in 2014 and 2013. In addition, changes in assets and liabilities resulting from normal operations impact operating cash flows.

Cash flows from investing activities were driven primarily by total utility plant additions which were $76.9 million higher in 2014 compared to 2013, including increases in generation additions of $40.0 million, transmission and distribution additions of $33.5 million and nuclear fuel purchases of $4.8 million, which were offset by a decrease in renewable additions of $1.4 million. Utility plant additions were $43.1 million higher in 2013 compared to 2012, including $35.7 million related to solar projects and increases in transmission and distribution additions of $22.7 million, which were offset by lower generation additions of $9.5 million and lower nuclear fuel purchases of $5.8 million. Cash flows from investing activities were also affected by the $36.2 million acquisition of the Rio Bravo Generating Station in 2014.

The changes in cash flows from financing activities include reductions in net short-term borrowings of $142.3 million in 2014 compared to 2013 and increases in net short-term borrowings of $105.5 million in 2013 compared to 2012. Long-term borrowings in 2014 include the $175.0 million PNM 2014 Term Loan agreement and draws of $100.0 million under our $125.0 million unsecured multi-draw term loan facility (the “PNM Multi-Draw Term Loan”), which were used to repay amounts under our previously outstanding $75.0 million unsecured term loan (the “PNM 2013 Term Loan Agreement”) and other short-term borrowings. Long-term borrowings in 2013 include the $75.0 million PNM 2013 Term Loan Agreement. We also refinanced $20.0 million of pollution control revenue bonds in 2012. We paid dividends to PNMR of $30.8 million in 2014 compared to $155.6 million in 2013 and $35.0 million in 2012.

	Six months ended June 30,
	2015	2014	Change

		(In millions)
Net cash flows from operating activities	$67.8	$83.8	$(16.0)
Net cash flows from investing activities	(156.3)	(83.6)	(72.7)
Net cash flows from financing activities	66.6	9.1	57.5

Net change in cash and cash equivalents	$(21.9)	$9.3	$(31.2)

Changes in cash flows from operating activities result from net earnings, adjusted for items impacting earnings that do not provide or use cash. Certain changes in assets and liabilities resulting from normal operations also impact operating cash flows. In addition, contributions to our pension and OPEB plans were $30.2 million higher in the six months ended June 30, 2015 than in 2014.

The changes in cash flows from investing activities relate primarily to utility plant additions which were $80.4 million higher in the six months ended June 30, 2015 compared to 2014, including increases in generation additions of $57.5 million and transmission and distribution additions of $20.8 million. The increase in generation additions includes expenditures related to environmental controls at SJGS, additional solar generation, and the La Luz peaking generating facility. Investing activities also include principal payments received on the Palo Verde Nuclear Generating Station (“PVNGS”) lessor notes, which were $4.0 million greater in the six months ended June 30, 2015 than in 2014.

The changes in cash flows from financing activities include a $132.8 million increase in net short-term borrowing activity in the six months ended June 30, 2015 compared to 2014. In 2015, financing activities include a $25.0 million draw under the PNM Multi-Draw Term Loan. The additional short-term and long-term borrowings were used to fund increased expenditures for utility plant additions and for general corporate purposes. In 2015, we also successfully remarketed $39.3 million of pollution control revenue bonds. In 2014, long-term borrowings of $175.0 million under the PNM 2014 Term Loan Agreement were used to repay amounts under the existing $75.0 million PNM Term Loan Agreement and reduce short-term debt.

Financing activities

See Note 6 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10-K and Note 9 in our June 30, 2015 Quarterly Report on Form 10-Q, incorporated by reference hereto, for additional information concerning our financing activities. We must obtain New Mexico Public Regulation Commission (“NMPRC”) approval for any financing transaction having a maturity of more than 18 months. In addition, we file an annual short-term financing plan with the NMPRC. Our ability to access the credit and capital markets at a reasonable cost is largely dependent upon our:

•	Ability to earn a fair return on equity

•	Results of operations

•	Ability to obtain required regulatory approvals

•	Conditions in the financial markets

•	Credit ratings

We are subject to debt-to-capital ratio requirements of less than or equal to 65%. This ratio includes the present value of payments under the PVNGS leases as debt. At June 30, 2015, interest rates on outstanding borrowings were 1.14% for the PNM 2014 Term Loan Agreement and 0.77% for the PNM Multi-Draw Term Loan.

Capital requirements

Total capital requirements consist of construction expenditures and cash dividend requirements for preferred stock. In addition, we pay periodic common stock dividends to PNMR. These common stock dividends are not included in the amounts below. Key activities in our current construction program include:

•	Upgrading generation resources, including expenditures for compliance with environmental requirements and for renewable energy resources

•	Expanding the electric transmission and distribution systems

•	Purchasing nuclear fuel

Projected capital requirements, including amounts expended through June 30, 2015, are:

	2015	2016-2019	Total

	(In millions)
Construction expenditures	$422.0	$1,178.2	$1,600.2
Dividends on preferred stock	0.5	2.1	2.6

Total capital requirements	$422.5	$1,180.3	$1,602.8

The construction expenditure estimates are under continuing review and subject to ongoing adjustment, as well as to review and approval by the PNMR Board of Directors. The construction expenditures above include estimated amounts of $76.7 million related to environmental upgrades at SJGS to address regional haze and $212.5 million related to the identified sources of replacement capacity under the revised SJGS compliance plan. The above construction expenditures also include additional renewable resources anticipated to be required to meet the New Mexico Renewable Portfolio Standard, additional peaking resources to meet needs outlined in our current Integrated Resources Plan, environmental upgrades at the Four Corners Generating Station (“Four Corners”) of $91.8 million, the purchase of the leased portion of the Eastern Interconnection Project (“EIP”) on April 1, 2015, and the purchase of the assets underlying three of the PVNGS Unit 2 leases at the expiration of those leases. Expenditures for the SJGS and Four Corners environmental upgrades are estimated to be $76.5 million in 2015. See Commitments and Contractual Obligations below. Note 5 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10-K describes regulatory and contractual restrictions on payment of dividends on our common stock.

During the six months ended June 30, 2015, we met our capital requirements and construction expenditures through cash generated from operations and our liquidity arrangements.

In addition to the capital requirements for construction expenditures and dividends, we have long-term debt that must be paid or refinanced at maturity. Our $39.3 million of pollution control revenue bonds were subject to mandatory tender for remarketing on June 1, 2015 (the bonds were remarketed on that date and are now subject to mandatory tender for remarketing on June 1, 2020); our $175.0 million PNM 2014 Term Loan Agreement matures on September 4,

2015; and our $125.0 million PNM Multi-Draw Term Loan matures on June 21, 2016. Note 6 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10-K contains information about the maturities of long-term debt. In addition to this offering, we anticipate that funds to repay the long-term debt maturities and term loans will come from entering into new arrangements similar to the existing agreements, cash and cash equivalents, borrowing under our revolving credit facilities, issuance of new long-term debt, or a combination of these sources. We have from time to time refinanced or repurchased portions of our outstanding debt before scheduled maturity. Depending on market conditions, we may refinance other debt issuances, make additional debt repurchases, or enter into other liquidity arrangements in the future.

Liquidity

Our liquidity arrangements include the PNM Revolving Credit Facility that expires in October 2019 and provides for an additional one-year extension option, subject to approval by a majority of the lenders. The PNM Revolving Credit Facility has a financing capacity of $400.0 million. We also have the $50.0 million PNM New Mexico Credit Facility, which expires on January 8, 2018. We believe the terms and conditions of our facilities are consistent with those of other investment grade revolving credit facilities in the utility industry.

The PNM Revolving Credit Facility and the PNM New Mexico Credit Facility provide short-term borrowing capacity. The PNM Revolving Credit Facility also allows letters of credit to be issued. Letters of credit reduce the available capacity under the facility. We utilize these credit facilities and cash flows from operations to provide funds for both construction and operational expenditures. Our business is seasonal with more revenues and cash flows from operations being generated in the summer months. In general, we rely on the credit facilities to be the initial funding source for construction expenditures. Accordingly, borrowings under the facilities may increase over time. Depending on market and other conditions, we will periodically sell long-term debt and use the proceeds to reduce the borrowings under the credit facilities. Borrowings under the PNM Revolving Credit Facility ranged from zero to $36.5 million during the six months ended June 30, 2015. Borrowings under the PNM New Mexico Credit Facility ranged from zero to $20.0 million during the six months ended June 30, 2015. At June 30, 2015, the average interest rate was 1.44% under the PNM Revolving Credit Facility and 1.44% under the PNM New Mexico Credit Facility.

We currently believe that our capital requirements can be met through internal cash generation, existing or new credit arrangements, and access to public and private capital markets. To cover the difference in the amounts and timing of internal cash generation and cash requirements, we intend to use short-term borrowings under our current and future liquidity arrangements. However, if difficult market conditions experienced during the recent recession return, we may not be able to access the capital markets or renew credit facilities when they expire. Should that occur, we would seek to improve cash flows by reducing capital expenditures and exploring other available alternatives. We could also consider seeking authorization for the issuance of first mortgage bonds to improve access to the capital markets.

In addition to our internal cash generation, we anticipate that it will be necessary to obtain additional long-term financing to fund our capital requirements during the 2015-2019 period. This could include debt refinancing, new debt issuances, and/or additional equity contributions from PNMR.

Information concerning our credit ratings was set forth under the heading Liquidity in the MD&A contained in our 2014 Annual Report on Form 10-K. On June 22, 2015, Moody’s Investor Services, Inc. changed the outlook for us from positive to stable. As of July 24, 2015, ratings on our securities were as follows:

Standard and Poor’s Ratings Services:
Corporate rating	BBB
Senior unsecured debt	BBB
Preferred stock	BB+
Moody’s Investor Services, Inc.:
Issuer rating	Baa2
Senior unsecured debt	Baa2

S&P has us on positive outlook and Moody’s has us on a stable outlook. However, negative regulatory outcomes from the NMPRC with regard to the proposed early retirement of SJGS Units 2 and 3 could affect both the outlook and credit ratings. Investors are cautioned that a security rating is not a recommendation to buy, sell, or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

A summary of our liquidity arrangements (in millions) as of July 31, 2015 is as follows:

Financing capacity:
PNM Revolving Credit Facility	$400.0
PNM New Mexico Credit Facility	50.0

Total financing capacity	$450.0

Amounts outstanding as of July 31, 2015:
PNM Revolving Credit Facility	$40.0
PNM New Mexico Credit Facility	20.0
Letters of credit	3.2

Total short-term debt and letters of credit	63.2

Remaining availability as of July 31, 2015	$386.8

Invested cash as of July 31, 2015	$—

The above table excludes intercompany debt. As of July 31, 2015, we had $5.8 million in borrowings from PNMR under our intercompany loan agreement. The remaining availability under the revolving credit facilities at any point in time varies based on a number of factors, including the timing of collections of accounts receivables and payments for construction and operating expenditures.

We have a shelf registration statement for up to $500.0 million of senior unsecured notes that expires in May 2017. After this offering, we will have $ million remaining under this shelf registration statement.

Off-balance sheet arrangements

Our off-balance sheet arrangements include operating lease obligations for PVNGS Units 1 and 2 and, until April 1, 2015, the EIP. These arrangements help ensure the availability of lower-cost generation needed to serve customers.

In 1985 and 1986, we consummated sale and leaseback transactions for our interest in PVNGS Units 1 and 2. The original purpose of the sale-leaseback financing was to lower revenue requirements and to levelize the ratemaking impact of PVNGS being placed in-service. The lease payments reflected lower capital costs as the equity investors were able to capitalize the investment with greater leverage than us and because the sale transferred tax benefits that we could not fully utilize. Under traditional ratemaking, the capital costs of ownership of a major rate base addition, such as a nuclear plant, are front-end loaded. The revenue requirements are high in the initial years and decline over the life of the plant as depreciation occurs. By contrast, the lease payments are level over the lease term. The leases, which were scheduled to expire in 2015 and 2016, contained options to renew the leases at a fixed price or to purchase the property for fair market value.

We entered into amendments with the lessors under each of the PVNGS Unit 1 leases to renew those leases from their original expiration on January 15, 2015 through January 15, 2023. In addition, we entered into an amendment with the lessor under one of the PVNGS Unit 2 leases that will extend that lease from its original expiration on January 15, 2016 through January 15, 2024. We also entered into agreements with the lessors under the other three PVNGS Unit 2 leases under which we will exercise our option to purchase the assets underlying the leases at the agreed to fair market values aggregating $163.3 million at the expiration of the leases on January 15, 2016. The semiannual renewal payments aggregate $8.3 million under the PVNGS Unit 1 leases and will be $0.8 million for the one renewed PVNGS Unit 2 lease.

The future lease payments shown below for the PVNGS leases have been reduced by amounts that will be returned to us through our ownership in related lessor notes and include the renewals described above.

PVNGS Units 1&2

(In thousands)
2015	$25,319
2016	20,589
2017	18,139
2018	18,139
2019	18,139
Thereafter	65,124

Total	$165,449

For reasons similar to the PVNGS sale and leaseback transactions, we built the EIP transmission line and sold it in sale and leaseback transactions in 1985. Prior to April 1, 2015, we owned 60% and operated the other 40% of the EIP line under the terms of a lease agreement. The lease, which expired on April 1, 2015, contained fixed-rate and fair market value renewal options and a fair market value purchase option. We entered into an agreement with the lessor to exercise our option to purchase the leased assets at expiration of the lease at the agreed to fair market value of $7.7 million. We consummated the purchase on April 1, 2015.

Commitments and Contractual Obligations

The following table sets forth our long-term contractual obligations as of December 31, 2014:

	Payments Due
Contractual Obligations	2015	2016-2017	2018-2019	2020 and Thereafter	Total

	(In thousands)
Long-term debt (a)	$214,300	$157,000	$450,025	$669,545	$1,490,870
Interest on long-term debt (b)	79,891	147,941	84,624	472,906	785,362
Operating leases (c)	33,144	52,893	49,814	133,842	269,693
Transmission reservation payments	14,422	23,922	21,073	31,935	91,352
Coal contracts (d)	89,740	172,087	55,456	392,171	709,454
Coal mine decommissioning (e)	2,627	2,685	1,039	144,408	150,759
Nuclear decommissioning funding requirements (f)	2,637	5,274	5,274	—	13,185
Pension and retiree medical (g)	35,028	22,568	19,359	—	76,955
Construction expenditures (h)	423,896	737,131	440,899	—	1,601,926

Total (i)	$895,685	$1,321,501	$1,127,563	$1,844,807	$5,189,556

(a)	Represents total long-term debt, excluding unamortized discounts of $0.2 million.

(b)	Represents interest payments during the period.

(c)	The operating lease amounts include payments under the PVNGS leases through the expiration of the leases, including renewal periods for leases for which we have agreed to renew; the amounts in the above table are net of amounts to be returned to us as payments on our investments in related PVNGS lessor notes; see Off-Balance Sheet Arrangements above.

(d)	Represents only certain minimum payments that may be required under the coal contracts if no deliveries are made.

(e)	Includes funding of the trust established for post-term reclamation related to the mines serving SJGS.

(f)	These obligations represent funding based on the current rate of return on investments.

(g)	We only forecast funding for pension and retiree medical plans for the next five years.

(h)	Represents forecasted construction expenditures, including nuclear fuel, under which substantial commitments have been made; we only forecast capital expenditures for the next five years; the construction expenditures include the purchase of the leased portion of the EIP and the assets underlying three of the PVNGS Unit 2 leases at the expiration of those leases; see Capital Requirements.

(i)	We are unable to reasonably estimate the timing of liability for uncertain income tax positions in individual years due to uncertainties in the timing of the effective settlement of tax positions. Therefore, our liability of $12.2 million is not reflected in this table. Amounts we are obligated to pay under the purchase power agreement (“PPA”) for the Valencia Energy Facility (“Valencia”) are not included above since we consolidate Valencia in accordance with generally accepted accounting principles. No amounts are included above for the New Mexico Wind Energy Center, Lightning Dock geothermal power facility, and Red Mesa Wind Energy Center PPAs since there are no minimum payments required under those agreements.

Contingent provisions of certain obligations

We have a number of debt obligations and other contractual commitments that contain contingent provisions. Some of these, if triggered, could affect our liquidity. In the unlikely event that the contingent requirements were to be triggered, we could be required to provide security, immediately pay outstanding obligations or be prevented from drawing on unused capacity under certain credit agreements. The most significant consequences resulting from these contingent requirements are detailed in the discussion below.

The PNM Revolving Credit Facility and PNM New Mexico Credit Facility contain “ratings triggers,” for pricing purposes only. If our credit rating is downgraded or upgraded by the ratings agencies, the result would be an increase or decrease in interest cost. In addition, these facilities, as well as the PNM 2014 Term Loan Agreement and PNM Multi-Draw Term Loan each contain a covenant requiring the maintenance of debt-to-capital ratios of not more than 65%. The present values of payments under the PVNGS leases are considered debt. If that ratio were to exceed 65%, we could be required to repay all borrowings under our facilities, be prevented from borrowing on the unused capacity under the facilities, and be required to provide collateral for all outstanding letters of credit issued under the facilities.

If a contingent requirement were to be triggered under our facilities resulting in an acceleration of the repayment of outstanding loans, a cross-default provision in the PVNGS leases could occur if the accelerated amount is not paid. If a cross-default provision is triggered, the PVNGS lessors have the ability to accelerate their rights under the leases, including acceleration of all future lease payments. Our revolving credit facilities and term loan agreements also include cross-default provisions.

Our standard purchase agreement for the procurement of gas for our fuel needs contains a contingent requirement that could require us to provide collateral for gas purchase obligations if the seller were to reasonably believe that we were unable to fulfill our payment obligations under the agreement.

The master agreement for the sale of electricity in the Western Systems Power Pool (“WSPP”) contains a contingent requirement that could require us to provide collateral if the credit ratings on our debt falls below investment grade. The WSPP agreement also contains a contingent requirement, commonly called a material adverse change provision, which could require us to provide collateral if a material adverse change in our financial condition or operations were to occur. Additionally, we utilize standard derivative contracts to financially hedge and trade energy. These agreements contain contingent requirements that require us to provide security if the credit rating on our debt falls below investment grade.

No conditions have occurred that would result in any of the above contingent provisions being implemented.

Capital structure

The capitalization table below includes the current maturities of long-term debt, but does not include operating lease obligations as debt.

	June 30, 2015	December 31, 2014

PNM common equity	45.5%	45.7%
Preferred stock	0.4%	0.4%
Long-term debt	54.1%	53.9%

Total capitalization	100.0%	100.0%

Dividends

We declared cash dividends on common stock to PNMR of $20.0 million in June 2015 that were paid on July 1, 2015. We paid $30.3 million, $155.0 million and $34.4 million in dividends to PNMR in 2014, 2013 and 2012.

Description of the notes

We will issue the notes as a separate series of debt securities under an indenture dated as of August 1, 1998, between us and MUFG Union Bank, N.A. (formerly known as Union Bank, N.A., as ultimate successor to The Chase Manhattan Bank, as trustee), as trustee, as supplemented and amended and to be further supplemented and amended by the fifth supplemental indenture to be dated as of August 11, 2015, between us and the trustee. The notes initially will be issued in an aggregate principal amount of $250.0 million. The notes will not be subject to a sinking fund provision. The notes will mature and become due and payable on August 1, 2025. The notes will be issued in the form of one or more global notes registered in the name of The Depository Trust Company or its nominee, as described below under “Description of notes—Book-entry issuance.”

The following description is a summary of the material provisions of the notes, the indenture and the fifth supplemental indenture. These descriptions do not restate the indenture and the fifth supplemental indenture in their entirety. We urge you to read the indenture and the fifth supplemental indenture because they, and not this description, define your rights as a holder of the notes. We have incorporated by reference a copy of the indenture into the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are “debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the debt securities and the indenture in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this Description of the notes, references to the indenture mean the indenture as supplemented and amended by the fifth supplemental indenture creating the notes. We will file the fifth supplemental indenture as an exhibit to a current report on Form 8-K.

General

The notes:

•	will be unsecured senior indebtedness of PNM;

•	will be senior in right of payment to all our future subordinated indebtedness;

•	will rank equally in right of payment with all our existing and future senior indebtedness;

•	will not be subject to any sinking fund; and

•	will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.

The notes will be initially limited to $250.0 million aggregate principal amount. We may issue additional notes of this series in the future without the consent of the existing holders. Any such additional notes will have the same terms as the notes being offered by this prospectus supplement but may be offered at a different public offering price than the notes being offered by this prospectus supplement. If issued, these additional notes will become part of the same series as the notes being offered by this prospectus supplement, provided that if such additional notes are not fungible with the notes being offered by this prospectus supplement for U.S. federal income tax purposes, such additional notes will be issued with a separate CUSIP number. Holders of the notes and any additional notes will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemption.

Maturity, interest and principal payments

The notes will mature on August 1, 2025. Interest on the notes will accrue at the rate of 3.850% per annum from August 11, 2015. Interest on the notes will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2016, to noteholders of record on the close of business on the second business day immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date would otherwise fall on a day that is not a business day, that interest payment will be postponed to the next business day and no interest or other payment will accrue as a result of that postponement. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable, at our office or agency in the City of Los Angeles, California maintained for those purposes, which initially will be the corporate trust office or agency of MUFG Union Bank, N.A. maintained in Los Angeles, California. We will not impose any service charge for any transfer, exchange or redemption of notes, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers or exchanges.

Ranking

The notes will be our direct, senior and unsecured general obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsubordinated and unsecured debt and will be effectively subordinated to the claims of holders of any future secured debt with respect to the collateral securing such claims. The notes will be senior in right of payment to any future subordinated unsecured debt that we may incur. As of June 30, 2015, we had $1,566.8 million aggregate principal amount of short-term and long-term unsecured debt and no secured debt outstanding.

Except as described under “Description of Senior Unsecured Notes—Restrictions on Liens” in the accompanying prospectus, the indenture under which the notes will be issued will not limit our ability to issue or incur other debt or liabilities (secured or unsecured) or issue preferred stock. In addition, the indenture will not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Optional redemption

We may, at our option, redeem some or all of the notes on any date that is prior to May 1, 2025 (three months prior to the maturity date), at any time in whole or from time to time in part, at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on May 1, 2025 but for the redemption (not including any portion of payments of interest accrued as of the applicable redemption date), discounted to the applicable redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 0.25%.

In addition, at any time on or after May 1, 2025 (three months prior to the maturity date), the notes may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed on the redemption date, plus accrued and unpaid interest on the notes to the redemption date.

Prior to May 1, 2025, the redemption prices will be calculated by the Independent Investment Banker assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption prices, the following terms will have the meanings set forth below.

“Business Day” means any day, other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to remain closed, or (iii) a day on which the Corporate Trust Office of the trustee is closed for business.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the notes matured on May 1, 2025) that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date,

•

the bid-side price for the Comparable Treasury Issue as of the third Business Day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by The Wall Street Journal in the table entitled “Treasury Bonds, Notes, and Bills,” as determined by the Independent Investment Banker, or

•	if such release (or any successor release) is not published or does not contain such prices on such Business Day:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations;

•	if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of four primary U.S. Government securities dealers in New York City (each a “Primary Treasury Dealer”), consisting of (i) J.P. Morgan Securities LLC (or its affiliates), (ii) one Primary Treasury Dealer selected by Mitsubishi UFJ Securities (USA), Inc., and (iii) two other nationally recognized investment banking firms (or their affiliates) that we select in connection with the particular redemption, and their respective successors, provided that if any of them ceases to be a Primary Treasury Dealer, we will substitute another nationally recognized investment banking firm (or its affiliate) that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third Business Day preceding the applicable redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

We will mail notice of any redemption, at least 30 days but not more than 60 days before the applicable redemption date, to each holder of the notes to be redeemed. If we redeem less than all of the notes, the trustee will select the particular notes to be redeemed by lot, on a pro rata basis or by another method the trustee deems fair and appropriate.

Unless we default in the payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Defeasance and covenant defeasance

The notes, in whole or in any specified part, and certain of our covenants under the indenture shall be defeasible pursuant to the defeasance provisions of the indenture. See “Description of Senior Unsecured Notes—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus.

Book-entry issuance

We will issue the notes in the form of one or more fully registered global securities. The global securities will be deposited with the trustee under the indenture as custodian for the depositary, which will be The Depository Trust Company (“DTC”), and registered in the name of the depositary or its nominee.

Unless and until it is exchanged in whole or in part for the individual notes it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;
•	by any nominee of the depositary to the depositary or another nominee; or
•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

Investors may hold their beneficial interests in the global securities directly through the depositary if they have an account with the depositary or indirectly through organizations that have accounts with the depositary.

The following is based on information furnished to us by DTC:

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S.

and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of the notes under the DTC system must be made by or through Direct Participants, who will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the notes to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments of redemption proceeds, principal of and interest on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

The trustee

The trustee under the indenture as supplemented and amended and to be further supplemented and amended by the fifth supplemental indenture is MUFG Union Bank, N.A. The indenture provides that, except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939, as amended (the “TIA”), contain limitations on the rights of the trustee, should it become a creditor of PNM, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest as defined in the TIA and a default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

Mitsubishi UFJ Securities (USA), Inc., an affiliate of MUFG Union Bank, N.A., is an underwriter in this offering and MUFG Union Bank, N.A. acts, and may act, as trustee under our and our affiliates’ other various indentures and trusts. In addition, The Bank of Tokyo-Mitsubishi UFJ, Ltd., an affiliate of Mitsubishi UFJ Securities (USA), Inc. and MUFG Union Bank, N.A., is the lender and administrative agent under the PNM 2014 Term Loan. We and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with affiliates of the trustee in the ordinary course of our businesses.

Certain United States federal income tax considerations

This discussion summarizes certain U.S. federal income tax considerations relating to the notes applicable to Non-U.S. Holders (as defined below). This discussion only applies to notes that are held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that are purchased in the initial offering at the initial offering price, by Non-U.S. Holders (as defined below). This discussion is based on interpretations of the Code, Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This discussion does not deal with all of the U.S. federal income tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax laws, nor does it deal with the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences of investing in the notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	a nonresident alien individual (but not a U.S. expatriate),

•	a foreign corporation other than a “controlled foreign corporation” or a “passive foreign investment company,”

•	an estate whose income is not subject to U.S. federal income tax on a net income basis regardless of its source, or

•

a trust if no court within the United States is able to exercise primary supervision over its administration or if no U.S. persons have the authority to control all of its substantial decisions, and that does not have a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding notes should consult their own tax advisers.

Interest payments on the notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

•

the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote within the meaning of Section 871(h)(3) of the Code,

•	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code,

•	the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, and

•

either (a) the Non-U.S. Holder provides a correct and complete Internal Revenue Service (“IRS”) Form W-8BEN, Form W-8BEN-E, Form W-8EXP or Form W-8IMY (or suitable successor or substitute form) with all of the attachments required by the IRS or (b) the Non-U.S. Holder holds its notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS), which has provided an IRS Form W-8IMY (or suitable successor or substitute form) stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of the conditions described above are not satisfied, interest on the notes will be subject to a 30% withholding tax when paid, unless either the Non-U.S. Holder provides a correct and complete IRS Form W-8BEN or W-8BEN-E claiming that an income tax treaty reduces or eliminates the tax, or the interest is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct and complete IRS Form W-8ECI. In the latter event, Non-U.S. Holders will generally be subject to U.S. federal income tax with respect to such interest in the same manner as a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise. In addition, Non-U.S. Holders that are corporations could be subject to an additional branch profits tax on such income at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

In general, gain realized on the sale, exchange or retirement of the notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless:

•

the gain with respect to the notes is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), in which case the gain will be taxed in the same manner as interest that is effectively connected to such trade or business, or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the sale or other disposition of the notes and certain other conditions are satisfied.

Backup withholding will not be required with respect to interest paid to Non-U.S. Holders, so long as the applicable withholding agent has received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, Form W-8BEN-E, Form W-8ECI, Form W-8EXP or Form W-8IMY (or suitable successor or substitute form) with all of the attachments required by the IRS and provided that the withholding agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, as defined under the Code. Interest paid to a Non-U.S. Holder and the amount of any tax withheld will be reported on IRS Form 1042-S, which is filed with the IRS and sent to Non-U.S. Holders.

Information reporting and backup withholding may apply to the proceeds of a sale of notes by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the payor receives one of the IRS tax forms described above and provided that the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person, as defined under the Code.

Backup withholding is not an additional tax and may be refunded (or credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any), provided that the required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting interest and any withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of interest on, or gross proceeds from the sale or other disposition of, a note paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations, withholding under FATCA generally applies to payments of interest on a note and will apply to payments of gross proceeds from the sale or other disposition of a note on or after January 1, 2017.

Prospective investors should consult their tax advisers regarding the potential application of withholding under FATCA to their investment in the notes.

Underwriting (conflicts of interest)

J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. are acting as the representatives of the underwriters of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the principal amount of notes shown opposite its name below:

Underwriters	Aggregate principal amount of notes

Mitsubishi UFJ Securities (USA), Inc.	$88,375,000
J.P. Morgan Securities LLC	38,475,000
KeyBanc Capital Markets Inc.	30,775,000
RBC Capital Markets, LLC	30,775,000
Citigroup Global Markets Inc.	15,400,000
Morgan Stanley & Co. LLC	15,400,000
SunTrust Robinson Humphrey, Inc.	15,400,000
U.S. Bancorp Investments, Inc.	15,400,000

Total	$250,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the notes offered hereby, if any of the notes are purchased,
•	the representations and warranties made by us to the underwriters are true,
•	there is no material change in our business or in the financial markets, and
•	we deliver customary closing documents to the underwriters.

Commissions and expenses

The representatives of the underwriters have advised us that the underwriters propose to offer the notes directly to the public at the public offering price on the cover of this prospectus supplement and may offer the notes to selected dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. Such dealers may reallow a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per Note	0.650%

The expenses of the offering that are payable by us are estimated to be $720,000 (excluding underwriting discounts and commissions).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, short positions and penalty bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes and short positions created by the underwriters involve the sale of a greater aggregate principal amount of notes than the underwriters are required to purchase from us. The representatives of the underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers for notes sold in the offering may be reclaimed by the representatives of the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at anytime.

Trading market

We do not intend to apply for listing of the notes on a securities exchange or for quotation among automated quotation systems, but have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

Conflicts of interest

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

MUFG Union Bank, N.A., an affiliate of Mitsubishi UFJ Securities (USA), Inc., is expected to be trustee under the indenture governing the notes offered hereby. Affiliates of certain of the underwriters are currently agents and/or lenders under the PNM 2014 Term Loan, PNM Revolving Credit Facility and PNM New Mexico Credit Facility and will receive more than 5% of the net proceeds from this offering in connection with the repayment of the PNM 2014 Term Loan and the repayment of outstanding borrowings under the PNM Revolving Credit Facility and PNM New Mexico Credit Facility. See “Use of Proceeds”. Accordingly, this offering is being made in compliance with the requirements of the FINRA Rule 5121. Because the notes to be offered will be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. Such underwriters will not confirm sales of the debt securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Legal matters

Certain legal matters in connection with the offering of the notes will be passed upon for us by Leonard D. Sanchez, Esq. Associate General Counsel of PNMR, McGuireWoods LLP and Snell & Wilmer L.L.P. As of July 31, 2015, Leonard D. Sanchez, Esq. held 5,149 shares of PNMR common stock (pursuant to the vesting of restricted stock rights), 2,819 restricted stock rights (which vest in equal annual installments over a three year period from the respective grant date), and options to acquire 4,000 shares of PNMR common stock. The validity of the notes offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

Experts

The consolidated financial statements and schedules of Public Service Company of New Mexico as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The 2012 consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnm.com. The contents of the website are not a part of the registration statement of which this prospectus supplement and the accompanying prospectus is a part and you should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein when making a decision about whether to invest in the notes. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at http://www.pnmresources.com, the website of PNMR, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We are “incorporating by reference” in this prospectus supplement and the accompanying prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by us, by our parent, PNMR and by Texas-New Mexico Power Company (“TNMP”), another wholly-owned subsidiary of PNMR. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information we incorporate by reference is considered to be part of this prospectus supplement, unless it is updated or superseded by the information contained in this prospectus supplement or the information we file subsequently with the SEC that is incorporated by reference in this prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed on February 27, 2015;

•	PNMR’s Proxy Statement on Schedule 14A, as filed on March 31, 2015;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, as filed on May 1, 2015 and July 31, 2015, respectively; and

•	Our Current Reports on Form 8-K, as filed on April 9, 2015, April 20, 2015, May 14, 2015, May 15, 2015, May 28, 2015, June 25, 2015 and July 2, 2015.

We also incorporate by reference into this prospectus any filings we make with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus supplement.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, 414 Silver Ave. SW, Albuquerque, New Mexico, 87102-3289, Attention: Shareholder Services. You may also telephone your request at (505) 241-2049.

PROSPECTUS

$500,000,000

PUBLIC SERVICE COMPANY OF

NEW MEXICO

SENIOR UNSECURED NOTES

We may offer from time to time up to an aggregate of $500,000,000 of our senior unsecured notes. We will specify the principal amount of senior unsecured notes being offered and the underwriters, dealers or agents, if any, for the offering, together with the terms and conditions for such offering, the public offering price, the underwriting discounts and commissions or other fees and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at 414 Silver Ave. SW, Albuquerque, New Mexico, 87102-3289 and our telephone number is (505) 241-2700.

Investing in our senior unsecured notes involves risk. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 30, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the documents that are incorporated by reference herein that are described under the heading “Where You Can Find More Information” before investing in the securities. This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to in this prospectus have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “PNM”, “we”, “our”, “us”, or similar references mean Public Service Company of New Mexico and all of its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus, any applicable prospectus supplements and any free writing prospectus prepared by or on behalf of us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any applicable prospectus supplement, any free writing prospectuses and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

In particular, you should carefully consider the risks and uncertainties described under the section titled “Risk Factors” or otherwise included in any applicable prospectus supplement or incorporated by reference in this prospectus before you decide whether to purchase the securities. These risks and uncertainties, together with those not known to us or those that we may deem immaterial, could impair our business and ultimately affect our ability to make payments on the securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnm.com. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at www.pnm.com or www.pnmresources.com, the website of PNM Resources, Inc. (“PNMR”), our parent company, as soon as reasonably practicable after we electronically files such material with, or furnishes it to, the SEC. The contents of the websites are not a part of the registration statement of which this prospectus is a part. These reports are also available upon request in print from us free of charge.

We are “incorporating by reference” in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by PNMR, PNM and Texas-New Mexico Power Company (“TNMP”), a wholly-owned subsidiary of PNMR. Information contained therein relating to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information we incorporate by reference is considered to be part of this prospectus, unless it is updated or superseded by the information contained in this prospectus or the information we file subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC (except those portions of filings that relate to PNMR or TNMP as separate registrants), other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed on February 28, 2014;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 as filed on May 2, 2014;

•	PNMR’s Proxy Statement on Schedule 14A as filed on April 3, 2014; and

•	Our Current Reports on Form 8-K as filed on January 8, 2014, January 13, 2014, February 28, 2014 (Item 1.01/9.01 filing), March 5, 2014 and March 18, 2014.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Public Service Company of New Mexico, 414 Silver Ave. SW, Albuquerque, New Mexico, 87102-3289, Attention: Shareholder Services. You may also telephone your request at (505) 241-2868.

PUBLIC SERVICE COMPANY OF NEW MEXICO

We are a public utility company that was organized under the laws of the State of New Mexico on May 9, 1917. We are an integrated public utility with regulated operations primarily engaged in the generation, transmission and distribution of electricity. PNM is a wholly-owned subsidiary of PNMR, an investor-owned holding company of energy and energy-related businesses.

Our executive offices are located at 414 Silver Ave. SW, Albuquerque, New Mexico 87102-3289, and our telephone number is (505) 241-2700.

RISK FACTORS

Investing in the securities involves risk. Please carefully consider the specific risks set forth under the section entitled “Risk Factors” in our Annual Report on Form 10-K and other reports filed with the SEC, which are all incorporated by reference in this prospectus and in the applicable prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus or the applicable supplement to this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations, financial results and the value of our securities.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements,” which you can generally identify by our use of forward-looking words including “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “anticipate” or “plan” or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. These forward-looking statements relate to future events or our expectations, projections, estimates, intentions, goals, targets, and strategies and are made pursuant to the Private Securities Litigation Reform Act of 1995. You are cautioned that all forward-looking statements are based upon current expectations and estimates, and we assume no obligation to update this information.

Because actual results may differ materially from those expressed or implied by these forward-looking statements, we caution you not to place undue reliance on these statements. Our business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements.

Important risk factors that could cause our results to differ materially from those expressed in the forward-looking statements are listed under “Risk Factors” in a prospectus supplement and may also be found in our periodic reports filed with the SEC at www.sec.gov. These risk factors include, without limitation:

•	Our ability to recover costs and earn allowed returns in regulated jurisdictions, including recovery of the net book value of the San Juan Generating Station (“SJGS”) Units 2 and 3 at the date of their proposed early retirement as contemplated in the revised State Implementation Plan (“SIP”) to comply with the regional haze provisions of the Clean Air Act (“CAA”)

•	Our ability to successfully forecast and manage operating and capital expenditures

•	State and federal regulation or legislation relating to environmental matters, including the approval of the revised SIP for SJGS’s compliance with the CAA, the resultant costs of compliance and other impacts on the operations and economic viability of our generating plants

•	The impacts on the electricity usage of our customers due to performance of state, regional and national economies and mandatory energy efficiency measures, weather, seasonality and other changes in supply and demand

•	State and federal regulatory, legislative and judicial decisions and actions on ratemaking, tax and other matters

•	Uncertainty surrounding the status of our participation in jointly-owned generation projects resulting from the scheduled expiration of the operational agreements for SJGS and the Four Corners Power Plant, as well as the fuel supply agreement for SJGS, including potential restructuring and approval issues at SJGS and the Four Corners Power Plant necessary for operational and environmental compliance matters

•	Uncertainty regarding the requirements and related costs of decommissioning power plants and coal mines supplying certain power plants, as well as the ability to recover decommissioning costs from customers

•	The performance of generating units, transmission systems and distribution systems, which could be negatively affected by operational issues, extreme weather conditions, terrorism and cybersecurity breaches

•	Variability of prices and volatility and liquidity in the wholesale power and natural gas markets

•	Changes in price and availability of fuel and water supplies, including the ability of the mines supplying coal to our coal-fired generating units and the companies involved in supplying nuclear fuel to provide adequate quantities of fuel

•	The risks associated with completion of generation, transmission, distribution and other projects

•	Regulatory, financial and operational risks inherent in the operation of nuclear facilities, including spent fuel disposal uncertainties

•	The risk that reliability standards regarding available transmission capacity and other FERC rulemakings may negatively impact the operation of our transmission system

•	Our ability to access the financial markets, including disruptions in the credit markets, actions by ratings agencies and fluctuations in interest rates

•	The impacts of decreases in the values of marketable equity securities maintained to provide for decommissioning, reclamation, pension benefits and other post employment benefits

•	Commodity and counterparty credit risk transactions and the effectiveness of risk management

•	The outcome of legal proceedings, including the extent of insurance coverage

•	Changes in applicable accounting principles

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the proceeds from the sale of these senior unsecured notes may be used to retire outstanding debt, to finance a portion of our capital expenditures and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

Three Months Ended March 31, 2014	Year Ended December 31
	2013(1)	2012	2011(2)	2010	2009
1.50	2.55	2.56	2.12	2.15	1.35

(1)	Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.70.
(2)	Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.

DESCRIPTION OF SENIOR UNSECURED NOTES

General

The following description sets forth certain general terms and provisions of our senior unsecured notes, or SUNs. When we offer SUNs in the future, a prospectus supplement will explain the particular terms of those SUNs, and the extent to which any of these general provisions will not apply.

The SUNs will be our unsecured and unsubordinated obligations ranking equally with all of our existing and future unsecured and unsubordinated obligations. We may issue the SUNs from time to time in one or more series, under the indenture dated as of August 1, 1998 between us and Union Bank, N.A. (ultimate successor to The Chase Manhattan Bank), as trustee (the “Trustee”). This indenture, as it may be amended and supplemented from time to time, is referred to in this prospectus as the Indenture.

We have summarized selected provisions of the Indenture below. You should read this summary together with the Indenture, any supplemental indentures or other documents establishing the SUNs for a complete understanding of the provisions that may be important to you. You should also read this prospectus and any applicable prospectus supplement before you make any investment decision. The following descriptions of the SUNs and the Indenture are qualified by reference to the Indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this “Description of Senior Unsecured Notes,” such provisions or defined terms are incorporated by reference herein. The Indenture is qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the SUNs.

The Indenture provides that the applicable SUNs will be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. We need not issue all SUNs of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the SUNs of that series for issuances of additional SUNs of that series.

The prospectus supplement relating to any series of SUNs being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

•	the title of the SUNs;

•	the total principal amount of the SUNs;

•	the person or persons to whom interest payments are made, if other than the registered holder;

•	the date or dates on which the principal of the SUNs will be payable, how the dates will be determined;

•	the rate or rates at which the SUNs will bear interest, if any, and how the rate or rates will be determined;

•	the date or dates from which interest on the SUNs will accrue, the interest payment dates on which interest will be paid, and the record dates for the interest payments;

•	the right, if any, to extend the interest payment periods for the SUNs and the duration of the extension;

•	the place or places at which or methods by which payments will be made;

•	whether we have the option to redeem the SUNs and, if so, the terms of our redemption option;

•	any sinking fund or other provisions or options held by holders of the SUNs that would obligate us to repurchase or otherwise redeem the SUNs;

•	if the SUNs will be issued in denominations other than $1,000 and integral multiples thereof;

•	any index or formula used for determining principal, premium or interest;

•	the currency or currencies in which payments will be made if other than United States dollars, and the manner of determining the equivalent of those amounts in United States dollars;

•	if payments may be made on any of the SUNs, at our election or at the holder’s election, in a currency or currencies other than that in which the SUNs are stated to be payable, then the currency or currencies in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount as of any such date or the manner of determining such amount;

•	whether the provisions described below under “Discharge, Defeasance and Covenant Defeasance” will apply to the SUNs;

•	whether the SUNs will be issuable as global securities and, if so, the securities depositary;

•	any changes or additions to the events of default under the Indenture or changes or additions to our covenants under the Indenture; and

•	any other terms of the SUNs not inconsistent with the terms of the Indenture.

(See Section 3.01)

All SUNs of any one series will be substantially identical except as to denomination and except as may otherwise be determined in the manner provided for in the Indenture. (See Section 3.01)

The SUNs are not secured by any property or assets and represent our unsecured debt obligations. As discussed below under “ - Restrictions on Liens and - Restrictions on Sale and Lease-Back Transactions,” the Indenture contains certain limitations on our ability to create liens and enter into sale and leaseback transactions. Such limitations do not afford holders of the SUNs protection in the event of a highly leveraged or other transaction involving us that may adversely affect the holders of the SUNs. The Indenture does not limit our ability to pay dividends or limit our ability to incur other unsecured and unsubordinated debt ranking equally with all of our existing and future unsecured and unsubordinated obligations. However, debt to capital requirements in certain of our financial instruments and regulatory agreements would limit the amount of additional debt we could issue.

SUNs may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations which may apply to SUNs sold at an original issue discount or denominated in a currency other than United States dollars.

Global SUNs

We may issue some or all of the SUNs as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. We will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

As long as the securities depositary or its nominee is the registered holder of a global security representing SUNs, that person will be considered the sole owner and holder of the global security and the SUNs it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

•	may not have the global security or any of the SUNs it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated SUNs in exchange for the global security; and

•	will not be considered the owners or holders of the global security or any of the SUNs it represents for any purposes under the SUNs or the Indenture.

We will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called “participants” in this discussion, and to persons that hold beneficial interests through participants. When a global security representing SUNs is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of SUNs the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

Payments to owners of beneficial interests held through participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global security representing SUNs, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	PNM;

•	the Trustee; or

•	an agent of either of them.

Redemption

We will set forth any terms for the redemption of the SUNs in a prospectus supplement. Unless we indicate differently in a prospectus supplement, the SUNs will be redeemable upon notice by mail to the holders between 30 and 60 days prior to the redemption date. If less than all of the SUNs of any series are to be redeemed, the Trustee will select the SUNs to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection that it deems fair and appropriate. (See Sections 11.03 and 11.04)

The SUNs will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once the SUNs are surrendered for redemption. (See Section 11.06) If only part of a SUN is redeemed, the Trustee will deliver to you a new SUN of the same series for the remaining portion without charge. (See Section 11.07)

We may make any redemption, at our option, conditional upon the receipt by the paying agent or agents, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent or agents have not received the money by the date fixed for redemption, we will not be required to redeem the SUNs. (See Section 11.04)

Payment

Except as may be provided in the prospectus supplement, interest, if any, on each SUN payable on each interest payment date will be paid to the person in whose name the SUN is registered as of the close of business on the regular record date for the interest payment date. If there has been a default in the payment of interest on any SUN, the defaulted interest may be paid to the holder of that SUN as of the close of business on a date to be fixed by the Trustee, which will be between 10 and 15 days prior to the date we proposed for payment of the defaulted interest, and not less than 10 days after receipt by the Trustee of the notice of the proposed payment. The defaulted interest may also be paid in any other manner permitted by any securities exchange on which that SUN may be listed, if the Trustee finds it practicable. (See Section 3.07)

Registration of Transfer and Exchange

Unless otherwise specified in a prospectus supplement, the transfer of the SUNs may be registered, and the SUNs may be exchanged for other SUNs of the same series, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee. We may change the place for registration of transfer and exchange of the SUNs and may designate additional places for registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the SUNs. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of:

•	any SUN during a period of 15 days prior to giving any notice of redemption; or

•	any SUN selected for redemption except the unredeemed portion of any SUN being redeemed in part.

(See Section 3.05)

Restrictions on Liens

The Indenture provides that so long as any SUNs are outstanding, we will not issue, assume, or guarantee any Debt (as defined below) secured by any mortgage, security interest, pledge, or lien (Mortgage) of or on any Operating Property (as defined below), owned as of the date of the Indenture or thereafter acquired, without also securing the outstanding SUNs (so long as the other Debt is so secured) equally and ratably with the Debt.

This limitation does not apply in the case of any Debt secured by:

•	Mortgages on any property existing at the time we acquired it;

•	Mortgages on property of a corporation with which we consolidated or merged or which transfers or leases all or substantially all of its properties to us;

•	Mortgages on property to secure all or part of the cost of acquiring, constructing, developing, or substantially repairing, altering, or improving the property, or to secure indebtedness incurred to provide funds for any of these purposes or for the reimbursement of funds previously expended for any of these purposes if created within a certain period;

•	Mortgages in favor of the United States of America or any State thereof, or any department, agency, or instrumentality or political subdivision of the United States of America or any State thereof, or for the benefit of holders of securities issued by any such entity, to secure any Debt incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or substantially repairing, altering, or improving the property subject to such Mortgages;

•	Mortgages on any property (x) which, at any time subsequent to January 1, 1985 through the date of the Indenture, was leased to us, or (y) pursuant to the terms of any lease to us in effect at any time subsequent to January 1, 1985 through the date of the Indenture, title to which would not have been vested in us (assuming that the lease remained in effect on the date of determination as the lease was in effect immediately prior to the date of the Indenture);

•	the extension, renewal or replacement of any Mortgage referred to above; provided, however, that the principal amount of Debt so secured and not otherwise authorized by the previous clauses, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, or replacement, so secured at the time of such extension, renewal, or replacement.

Notwithstanding the foregoing, so long as any SUNs are outstanding, we may issue, assume, or guarantee Debt, or permit to exist Debt, secured by mortgages which would otherwise be subject to the foregoing restrictions up to an aggregate principal amount that, together with the principal amount of all of our other Debt, secured by mortgages (other than mortgages permitted by the Indenture that would otherwise be subject to the foregoing restrictions) and the Value (as defined below) of all Sale and Lease-Back Transactions (as defined below) in existence at such time (other than certain Sale and Lease-Back Transactions specified in the Indenture), does not exceed at the time the greater of ten percent (10%) of Net Tangible Assets (as defined below) or ten percent (10%) of Capitalization (as defined below).

(See Section 10.05)

Restrictions on Sale and Lease-Back Transactions

The Indenture provides that so long as any SUNs are outstanding, we will not enter into any Sale and Lease-Back Transaction with respect to any Operating Property if the commitment by the purchaser was obtained more than 18 months after the later of (i) the completion of the acquisition, construction, or development of the Operating Property or (ii) the placing in operation of the Operating Property or of the Operating Property as constructed, developed, or substantially repaired, altered, or improved, unless:

•	we are entitled pursuant to the Indenture to issue, assume, or guarantee Debt secured by a mortgage on such Operating Property without equally and ratably securing the SUNs; or

•	we are entitled pursuant to the Indenture, after giving effect to the Sale and Lease-Back Transaction, to incur $1.00 of additional Debt secured by mortgages; or

•	we apply or cause to be applied:

•	in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof (but not in excess of the net book value of the Operating Property at the date of sale or transfer), or,

•	in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value (as determined by our board of directors) of the Operating Property so leased,

to the retirement, within 180 days after the effective date of the Sale and Lease-Back Transaction, of our Debt ranking senior to, or equally with, the SUNs. However, the amount to be applied to the retirement of Debt will be reduced by an amount equal to the principal amount, plus any premium or fee paid in connection with any redemption in accordance with the terms of Debt voluntarily retired by us within the 180-day period, excluding retirement pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

(Section 10.10)

Certain Definitions

The term “Capitalization,” as used above, means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than twelve (12) months from the date of determination; and (ii) any common stock, preferred stock, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury.

The term “Debt,” as used above, means any outstanding debt for money borrowed evidenced by notes, debentures, bonds, or other securities.

The term “Net Tangible Assets,” as used above, means the amount shown as total assets on our consolidated balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense and other regulatory assets carried as an asset on our consolidated balance sheet; and (ii) appropriate adjustments, if any, on account of minority interests.

The term “Operating Property,” as used above, means (i) any interest in real property owned by us and (ii) any asset owned by us that is depreciable in accordance with generally accepted accounting principles.

The term “Sale and Lease-Back Transaction,” as used above, means any arrangement with any entity providing for the leasing to us of any Operating Property (except for temporary leases for a term, including any renewal thereof, of not more than forty-eight (48) months), which Operating Property has been or is to be sold or transferred by us to such entity; provided, however, Sale and Lease-Back Transaction shall not include any arrangement (i) first entered into prior to the date of the Indenture and (ii) involving the exchange of any Operating Property for any property subject to an arrangement specified in the preceding clause (i).

The term “Value,” as used above, means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds to us from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (2) the net book value of such property, as determined in accordance with generally accepted accounting principles by us at the time of entering into such Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard, in any case, to any renewal or extension options contained in such lease.

Restrictions on Mergers and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•	the surviving or successor entity is organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and it expressly assumes our obligations on all SUNs and under the Indenture;

•	immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

•	we deliver to the Trustee, an officers’ certificate and an opinion of counsel as to compliance with the foregoing.

(See Section 8.01)

Discharge, Defeasance and Covenant Defeasance

The Indenture provides that we may be:

•	discharged from our obligations, with certain limited exceptions, with respect to any series of SUNs, as described in the Indenture and any additional covenants set forth in the applicable prospectus supplement, such a discharge being called a “defeasance” in this prospectus; and

•	released from our obligations under certain restrictive covenants especially established with respect to any series of SUNs, including the covenants described under “Restrictions on Liens” and “Restrictions on Sale-Leaseback Transactions” as described in the Indenture, such a release being called a “covenant defeasance” in this prospectus. (See Sections 13.02 and 13.03)

We must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those SUNs on the maturity dates of those payments or upon redemption. (See Section 13.04)

In addition, we will be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance will not cause the holders of the applicable series of SUNs to recognize gain or loss for federal income tax purposes, and that such holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and related defeasance or covenant defeasance were not to occur. In the case of a defeasance, that opinion of counsel must be based upon a ruling from the Internal Revenue Service or a change in federal income tax law.

Modification of the Indenture

We and the Trustee may enter into one or more supplemental indentures without the consent of any holder of the SUNs for certain specified purposes, including:

•	to evidence the assumption by any permitted successor of our covenants in the Indenture and in the SUNs;

•	to add to our existing covenants or to surrender any of our rights or powers under the Indenture;

•	to add additional events of default;

•	to add to or change any of the provisions to such extent necessary for the issuance of SUNs in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of SUNs in uncertificated form;

•	to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of the SUNs of any series in any material respect, that change, elimination, or addition will become effective only:

•	when the consent of the holders of a majority in aggregate principal amount of the SUNs of that series has been obtained in accordance with the Indenture; or

•	when no SUNs of the affected series remain outstanding under the Indenture;

•	to secure the SUNs;

•	to establish the form or terms of the SUNs of any other series as permitted by the Indenture;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that the action will not adversely affect the interests of the holders of the SUNs of any series in any material respect.

(See Section 9.01)

If the Trust Indenture Act of 1939 is amended after the date of the Indenture to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to that amendment of the Trust Indenture Act of 1939. We and the Trustee may, without the consent of any of the holders, enter into one or more supplemental indentures to evidence that amendment. (See Section 9.01)

The consent of the holders of a majority in aggregate principal amount of the SUNs of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of SUNs outstanding are directly affected by a proposed supplemental indenture, then only the consent of the holders of a majority in aggregate principal amount of the outstanding SUNs of all series that are directly affected will be required. No amendment or modification may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any SUN, or reduce the principal amount of any SUN or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the date that any principal or interest is due and payable on any SUN, without the consent of the holder;

•	reduce the percentage in principal amount of the outstanding SUNs of any series the consent of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•	modify certain provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the SUNs of any series, without the consent of the holder of each outstanding SUN affected thereby.

(See Section 9.02)

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of SUNs, or modifies the rights of the holders of the SUNs of one or more series, will not affect the rights under the Indenture of the holders of the SUNs of any other series. (See Section 9.02)

The Indenture provides that the SUNs owned by us or anyone else required to make payment on the SUNs will be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Section 1.01)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, in certain situations. If the record date is fixed, the holders of the outstanding SUNs of the relevant series on that record date, and no other holders, will be entitled to take or revoke the relevant action, whether or not those holders remain holders after that record date. No action, however, will be effective unless taken on or prior to the applicable expiration date by holders of the requisite principal amount of the outstanding SUNs of that series on that record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same SUNs and the holder of every SUN issued upon the registration of transfer of or in exchange of those SUNs. A transferee will be bound by our acts or those of the Trustee taken in reliance thereon, whether or not notation of that action is made upon that SUN. (See Section 1.04)

Events of Default

“Event of default” when used in the Indenture with respect to any series of SUNs, means any of the following:

•	failure to pay interest on any SUN of the applicable series for 60 days after it is due;

•	failure to pay the principal of or premium on any SUN of the applicable series when due (whether at maturity or upon earlier redemption);

•	failure to pay the deposit of any sinking fund payment, when and as due by the terms of the applicable series;

•	failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of SUNs, that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive a written notice from the holders of a majority in principal amount of the SUNs of such series; however, the Trustee or the Trustee and such holders can agree to an extension of the 90-day period and this extension will be automatic if we are diligently pursuing action to correct the default;

•	certain events in bankruptcy, insolvency or reorganization of PNM; or

•	any other event of default provided with respect to the SUNs of that series.

(See Section 5.01)

Remedies

Acceleration of Maturity

If an event of default with respect to any one series of SUNs occurs and continues, either the Trustee or the holders of a majority in principal amount of the outstanding SUNs of that series may declare the principal amount of all the SUNs of that series to be due and payable immediately. However, if the event of default is applicable to more than one series of SUNs, the Trustee or the holders of a majority in principal amount of all the outstanding SUNs of all series, considered as one class, and not the holders of any one series, may make a declaration of acceleration. (See Section 5.02)

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be automatically rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest on all the SUNs of the series;

•	the principal of and premium, if any, on any SUNs of the series which have otherwise become due and interest, if any, that is currently due;

•	interest, if any, on overdue interest (to the extent lawful);

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default with respect to the SUNs of that series has been cured or waived as provided in the Indenture.

(See Section 5.02)

The holders of a majority in principal amount of the outstanding SUNs of any series may on behalf of the holders of all the SUNs of that series waive any past default under the Indenture with respect to that series and its consequences, except a default (i) in the payment of the principal of or any premium or interest on any SUN of that series, or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding SUN of the series affected. However, if a default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to waive the default, and not the holders of the SUNs of any one such series. Upon any waiver, the default ceases to exist, and any and all events of default arising therefrom is deemed to have been cured, for every purpose of the Indenture; but no waiver will extend to any subsequent or other default or impair any right consequent thereon. (See Section 5.13)

Right to Direct Proceedings

If an event of default with respect to any series of SUNs occurs and continues, the holders of a majority in principal amount of the outstanding SUNs of that series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the SUNs of that series. However, if an event of default occurs and continues with respect to more than one series of SUNs, the holders of a majority in aggregate principal amount of the outstanding SUNs of all such series, considered as one class, have the right to make the direction, and not the holders of the SUNs of any one of such series. In either case, the Indenture further provides that:

•	such direction will not be in conflict with any rule of law or with the Indenture;

•	the Trustee may take any other action deemed proper by the Trustee and not inconsistent with direction, and

•	subject to the provisions of the Indenture the Trustee will have the right to decline to follow any direction if the Trustee in good faith determines that the proceeding so directed would involve the Trustee in personal liability.

(See Section 5.12)

Limitation on Right to Institute Proceedings

No holder of SUNs of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default;

•	the holders of a majority in aggregate principal amount of the outstanding SUNs of all series in respect of which an event of default has occurred and is continuing, considered as one class, have made a written request to the Trustee;

•	such holder or holders have offered reasonable indemnity to the Trustee to institute proceedings; and

•	the Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of the holders during that period.

(See Section 5.07)

No Impairment of Right to Receive Payment

The limitations on the right to institute proceedings, however, do not apply to a suit by a holder of a SUN for payment of the principal of or premium, if any, or interest if any, on that SUN on or after the applicable due date. (See Section 5.08)

Annual Notice to Trustee

We will provide to the Trustee an annual statement by an appropriate officer as to whether we are in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (See Section 10.04)

Notices

Notices to holders of the SUNs will be given by mail to the holders at the addresses that appear in the security register. (See Section 1.06)

Title

We, the Trustee, and any of our agents or the agents of the Trustee, may treat the person in whose name the SUNs are registered as the absolute owner thereof, whether or not such SUNs may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 3.08)

Governing Law

The Indenture and the SUNs are governed by, and construed in accordance with, the laws of the State of New York. (See Section 1.12)

Regarding the Trustee

The Trustee is Union Bank, N.A. (ultimate successor to The Chase Manhattan Bank as trustee). In addition to acting as the Trustee, Union Bank, N.A. acts as trustee under various indentures of our affiliates. We and our affiliates also maintain credit and liquidity facilities and conduct other banking transactions with the Trustee and affiliates of the Trustee in the ordinary course of our businesses.

The Trustee may resign at any time by giving us written notice or be removed at any time by an act of the holders of a majority in principal amount of any series of SUNs then outstanding delivered to the Trustee and PNM. In addition, provided that no event of default has occurred or is continuing, we may appoint a new trustee upon delivering to the Trustee, a resolution of our board of directors appointing a successor trustee and the successor’s acceptance of our appointment. In this case, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. In any event, the resignation or removal of the Trustee, and no appointment of a successor trustee, will be effective until the acceptance of appointment by a successor trustee. (See Section 6.10)

The Trustee will perform only those duties that are specifically set forth in the Indenture unless an event of default under the Indenture occurs and continues. In case an event of default occurs and continues, the Trustee will exercise the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs. (See Section 6.01)

PLAN OF DISTRIBUTION

We may sell SUNs, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including, to the extent not otherwise included in the prospectus:

•	the name or names of any underwriters or agents;

•	the purchase price of the SUNs;

•	our net proceeds from the sale of the SUNs;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the SUNs will be acquired by the underwriters for their own account. Underwriters may offer the SUNs directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the SUNs in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the SUNs will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the SUNs to the dealers as principals. The dealers may then resell the SUNs to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the SUNs directly to the public, without the use of underwriters, dealers or agents. We may also sell the SUNs through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

We also may engage a broker-dealer from time to time to act as agent or principal for the offer of our SUNs in one or more placements pursuant to a distribution agreement. If we and the broker-dealer agree, we will sell to the broker-dealer as agent or as principal, and the broker-dealer will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our SUNs. The amount and purchase price (less an underwriting discount) of the SUNs we sell to the broker-dealer will be mutually agreed on the relevant trading day. The SUNs sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The broker-dealer may make sales of our SUNs pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act including sales made on the New York Stock Exchange, the current trading market for our debt securities.

General Information

Underwriters, dealers and agents that participate in the distribution of the SUNs may be deemed underwriters as defined in the Securities Act, and any discounts or commissions we pay to them and any profit made by them on the resale of the SUNs may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Certain legal matters in connection with the SUNs offered hereby will be passed upon for us by McGuireWoods LLP. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the applicable prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements and schedules of Public Service Company of New Mexico and subsidiaries as of December 31, 2013, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The 2012 consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.